FIRST AMENDMENT TO OPERATING EXPENSES LIMITATION

AND SECURITY AGREEMENT

Between

MUTUAL FUND SERIES TRUST

and

CAMELOT FUNDS, LLC

THIS FIRST AMENDMENT TO OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT (the “First Amendment”) is made and entered into as of January 25, 2016, by and between MUTUAL FUND SERIES TRUST, (the “Trust”), an Ohio business trust (the “Trust”), on behalf of the Camelot Premium Return Fund and Camelot Excalibur Small Cap Income Fund (the “Funds”), each a series of the Trust, and Camelot Funds, LLC (the “Advisor”), the advisor of the Funds.

RECITALS:

WHEREAS, the parties previously entered into that certain Operating Expenses Limitation And Security Agreement between the Trust and the Adviser dated as of November 25, 2013 (the “Agreement”);

WHEREAS, the parties have ageed to clarify the recapture provision of the Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

Section 3 of the Agreement is hereby replaced with the following:

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Management Agreement, provided the repayment is made within the three fiscal years following the fiscal year in which the expenses were incurred, and the Fund is able to make the repayment without exceeding its current expense limitations and any expense limitations in place at the time of repayment, and the repayment is approved by the Board of Trustees.

IN WITNESS WHEREOF, the parties have caused this First Amendment to be signed by their respective officers thereunto duly authorized as of the date and year first above written.

MUTUAL FUND SERIES TRUST	CAMELOT FUNDS, LLC
on behalf of the Fund

By: /s/ Jerry Szilagyi	By: _/s/ Darren Munn
Name: Jerry Szilagyi	Name: Darren Munn
Title: Trustee	Title: Chief Executive Officer